

March 28, 2016

Via E-mail
Mr. Mark Shamia
Voce Capital Management LLC
600 Montgomery Street, Suite 210
San Francisco, California 94111

     Re: **FBR & Co.**
              Soliciting Material on Schedule 14A
              Filed March 21, 2016 by Voce Catalyst Partners LP et al.
              File No. 001-33518

Dear Mr. Shamia:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Rule 14a-9 under Regulation 14A requires a reasonable and factual basis for all beliefs, and such beliefs must be clearly characterized as such with the support self-evident, disclosed in proxy materials or provided to the staff as supplemental information. Please provide support for the following assertions, and characterize them and all similar statements as beliefs in future filings:

   - "the current management team have recklessly attempted to diversify into competitive sectors where it has neither the talent nor the resources to ever succeed"
   - "unwillingness of FBR's leadership to reconsider the folly of its diversification dreams, despite the overwhelming evidence of their abject failure, has been matched only by management's petty ploys to deflect us"

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Murray Indick, Esq.
        Morrison & Foerster LLP